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                                   PHOENIX NETWORK

NEWS  RELEASE


                  Phoenix Network Pushes Past $100 Million Mark
                      Acquisitions Increase Revenue by 47%

        Pioneer Long Distance Reseller Initiates Switch-Based Activities

SAN FRANCISCO -- January 17, 1996 - Phoenix Network, Inc. (AMEX:PHX), a San Francisco-based long distance reseller and provider of value-added telecommunications services, announced today that it has reached agreement to acquire two long distance companies, which will increase Phoenix Network's annualized revenue by 47% from approximately $72 million to over $110 million.

Phoenix Network has acquired all of the outstanding shares of Automated Communications, Inc. (ACI) of Golden, Colorado. ACI is a privately held, facilities based carrier with annual revenues in excess of $22 million. ACI operates state-of-the art switching centers in Colorado Springs, Minneapolis, and Phoenix. Consideration for the acquisition will be in the form of 2.8 million shares of restricted Phoenix Network common stock and a long-term note. The transaction will be accounted for as a purchase.

In a separate transaction, Phoenix Network has signed a Letter of Intent to merge with AmeriConnect, Inc. (NASDAQ:AMCT) of Overland Park, Kansas, in a stock-for-stock transaction. AmeriConnect is a publicly traded, non-facilities based reseller with annual revenues in excess of $16 million. Phoenix Network expects to issue approximately 4 million new shares in exchange for the shares of AmeriConnect. The closing will take place on May 15, 1996, pending all necessary regulatory approvals and the approvals the shareholders of both companies. The transaction will be accounted for as a pooling of interests.

Wallace M. Hammond, President and CEO of Phoenix Network said, "When we announced our acquisition strategy six months ago, we declared our intention to pursue only those opportunities that meet a rigorous set of criteria. We made a commitment that these transactions would be, first and foremost, accretive to earnings per share, that they would also move us toward becoming a facilities-based carrier, that they would expand our sales distribution network, and that they would broaden the talent and experience of our management team. The acquisition of ACI and the merger with AmeriConnect achieve all of these objectives."

    Long Contemplated Move to Switch Based Operation is Achieved Through ACI
                                   Acquisition

ACI is a regionally focused carrier with three fully deployed Northern Telecom DMS 250 switching systems, equipped with SS-7 signaling, which provide service to a loyal and stable customer base. ACI has developed a very strong presence in Denver and Minneapolis, which are - not coincidentally - two of Phoenix Network's best markets as well.

Commenting on the ACI acquisition Hammond continued, "Our Denver sales office is a top performer and our recent acquisition of Denver-based Tele-Trend, Inc. has made Denver our most highly concentrated market. Minneapolis has always been our most productive sales office and is ACI s mostly highly penetrated market. These synergies will enable us to move a substantial amount of our switchless traffic onto our own switched network, resulting in significantly lower transmission costs, higher gross margins and better control of our customer base. Furthermore, ACI s traffic will increase our total call volume, which will improve our purchasing power and produce higher gross margins across all of our business."

ACI is a ten year old company which is recognized as the fourth largest woman-owned company in Colorado. "We are delighted to join forces with Phoenix Network", said Judy Van Essen, President and Founder of ACI. "This is truly a merger in which all parties benefit. Our customers gain access to a wider and more diverse product line, which is now available nationwide, often with better pricing. Our sales agents will gain additional products and compensation flexibility. Our employees will be joining a growing company with rock solid vision and the resources to achieve it."

      Kaemmer to Join Phoenix as Vice President as a Result of AmeriConnect
                                     Merger

Phoenix Network's merger with AmeriConnect is noteworthy because it is a union of the two oldest public traded entrants into the non-facilities based long-distance resale industry. AmeriConnect was organized in 1988 as Amerifax, Inc. and was primarily devoted to reselling long distance transmission for facsimile services. Following a small public offering of Amerifax in 1989, it refocused its efforts to target the broader, more established interLATA long distance market as a switchless reseller.

In describing the AmeriConnect merger Hammond said, "Phoenix and AmeriConnect are a good fit because the two companies are so similar. We use the same carriers, our operations are similar and we have both performed under the scrutiny of public ownership for quite some time. The merger represents tremendous opportunity for both companies because of the underlying synergies which these similar operations produce. Having like carriers will allow us to further reduce our carrier costs on both the Phoenix Network and AmeriConnect traffic. Additional, the combined company will gain efficiencies by bringing in house certain of AmeriConnect s provisioning and billing functions, which AmeriConnect now outsources, as well as gain economies of scale in customer service and administrative areas."

"The thing that makes this deal even more appealing is that we will have as an executive a respected industry leader like Bob Kaemmer," Hammond continued. "I am very pleased that Bob will join Phoenix Network as a vice President and the head of our Midwest operations. His management expertise and industry-wide knowledge will also be utilized as we step up our acquisition activities and continue on the path of disciplined revenue growth which is accretive to earnings per share."

Robert R. Kaemmer, AmeriConnect s President and CEO, said, "We are extremely excited by the prospect of join AmeriConnect and Phoenix Network as a single team. When we first contemplated a merger with another company, we recognized that, upon the closing of the transaction, our shareholders would be shareholders of the surviving company. Phoenix s positive operating results over the last six fiscal quarters and our confidence in their growth strategy were two of the determining factors in our decision to join forces in a move which we believe will position Phoenix Network to continue its success in the resale industry."

In assessing the overall impact of these two deals, Hammond concluded, "These acquisitions meet perfectly our acquisition strategy criteria. As a result, we fully expect significant positive impact on our earnings per share growth as the synergies of these two transaction become fully realized. The additional revenue significantly improves our buying power and, coupled with the realization of our long contemplated move to becoming a switch-based carrier, should dramatically improve our margins and consequently our earnings. With annual revenues now exceeding a run rate of $100 million and with cash flow expected to exceed $10 million, Phoenix Network is solidly positioned to acquire the resources necessary to continue its dramatic growth curve."

Phoenix Network is one of the nation s largest and oldest publicly traded long distance resellers. In addition to its core long distance offerings, Phoenix Network provides conference calling, travel cards, debit cards, international call-back, Internet access, customer invoices, management reports and a variety of additional products and services.

Contact:  Mary Ellen Warner, Investor Relations at (415) 399-3352